[Gibson, Dunn & Crutcher LLP Letterhead]
January 24, 2007

DIRECT DIAL (212) 351-3953	Client Matter No. C 73550-00001
FAX NO. (212) 351-5256
VIA EDGAR AND HAND DELIVERY
Ms. Christina Chalk, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Parlux Fragrances, Inc.
PRRN14A filed January 22, 2007
SEC File No. 0-15491
Dear Ms. Chalk:
     On behalf of Parlux Fragrances, Inc. (“Parlux”), this letter responds to your letter, dated January 23, 2007, regarding the above-referenced Revised Consent Revocation Statement filed on Form PRRN14A (“PRRN14A”), filed on January 22, 2007. Each of your comments is set forth below, followed by the corresponding response.
PRRN14A filed January 22, 2007
General
Comment 1
Refer to comment 1 in our prior comment letter dated January 18, 2007. We note that you have made revisions in several places in the revised consent revocation statement in response to our prior comment; however, only on page 1 of the revised materials do you specifically note that Mr. Nussdorf and his nominees will have fiduciary duties to all Parlux shareholders if elected to the Board. In other parts of the revocation statement, you refer generally to undefined “fiduciary duties imposed by Delaware law” without specifying to whom such duties would be owed. Please revise generally to substitute the more specific language used on current page 1, which makes clear the fiduciary duties to all shareholders that state law would impose were Mr. Nussdorf and his nominees elected to the Board.
Response 1
We have revised the PRRN14A to comply with your comment. Please see pages i, ii and 2 of the attached marked copy.
Cover Page, page i
Comment 2
Refer to comment 5 in our prior comment letter. We were asking you to identify the participants in this revocation solicitation on the first page of the materials to be sent to shareholders (page i). Please revise.
Response 2
We have revised the PRRN14A to comply with your comment. Please see page i of the attached marked copy.
Comment 3
You refer to Mr. Nussdorf’s investment in the Company as “modest.” However, it appears that the value of the shares he holds in the Company is substantial (over $12 million based no recent share prices) and his investment in the Company appears to far exceed the total value of all shares held by current officers and directors of the Company. Where you describe his investment in the Company, quantify its value or otherwise clarify why you characterize it as “modest.”
Response 3
We have revised the PRRN14A to comply with your comment. Please see page i and 1 of the attached marked copy. The amounts indicated were derived from Mr. Nussdorf’s various filings with the SEC.
Nussdorf is attempting to take control of your Company without paying any control premium, page 1
Comment 4
Refer to comment 6 in our prior comment letter, and the revised disclosure on page i and 1 added in response to that comment. Your assertion that if Mr. Nussdorf makes an acquisition proposal to acquire the Company, it may not be feasible for the Board to create a special committee of independent directors “since all but one of Mr. Nussdorf’s nominees are his business associates” is unclear. First, it appears that two of Mr. Nussdorf’s nominees (Messrs. Mitzman and Neil Katz) have no current business relationship with him. As to nominee Joshua Angel, Nussdorf’s consent revocation statement quantifies the extent of the fees paid to Mr. Angel by Nussdorf. Finally, aren’t the Company’s nominees similarly business associates? Without some substantiation that Mr. Nussdorf controls or is in an employer relationship with his nominees, we believe your characterization is unclear. Please revise generally to support and explain your characterization.
Response 4
We have revised the PRRN14A to comply in part with your comment. Please see pages i and 1 of the attached marked copy. We note for the Staff's consideration that Delaware law imposes a “facts and circumstances” test to determine whether the current or former business relationships of Mr. Nussdorf’s nominees could prohibit their service on a special committee of independent directors. We also note that in Gesoff v. IIC Industries (902 A.2d 1130), the Delaware Court of Chancery made clear that single-member special committees are not ideal. The court stated:
“The court necessarily places more trust in a multiple-member committee than in a committee where a single member works free of the oversight provided by at least one colleague. But, in those rare circumstances when a special committee is comprised of only one director, Delaware courts have required the sole member, ‘like Caesar’s wife, to be above reproach.’” (id at 1146)
We note the Staff’s comment with regard to the relationships between the Company’s Board of Directors and Mr. Lekach. Without conceding that these relationships are as significant as those between Mr. Nussdorf and his nominees, we respectfully disagree that this relationship is relevant to our disclosure. Mr. Lekach is not currently “exploring the possibility of making an acquisition proposal,” and our disclosure is focused on a potential acquisition proposal by Mr. Nussdorf.
Nussdorf’s time and wealth are invested in entities whose interests are not necessarily aligned with those of Parlux and its stockholders, page 2
Comment 5
Here and in other places in the revocation statement, you refer to QKD as a “direct competitor” of the Company, which you allege will place Mr. Nussdorf in a conflict of interest position if he is elected to the Company’s Board. In your response letter, and with a view to revised disclosure, tell us why you characterize QKD as a competitor of the Company.
Response 5
We have revised the PRRN14A to comply with your comment. Please see page 2 of the attached copy. In addition to our disclosure, we note for the Staff that both companies have sales to other retailers, such as Ulta.com.
In addition, we note for the Staff that on January 23, 2007, we filed a complaint in federal court in the Southern District of New York alleging, among other things, that if successful, Mr. Nussdorf’s solicitation would be a violation of the Section 8 of the Clayton Act, which provides that no person may simultaneously serve as an officer or director of two or more competing corporations. The PRRN14A has also been updated on page 8 to provide a summary of our complaint.
Background of the Consent Revocation Statement, page 3
Comment 6
Refer to the new disclosure at the top of page 4 that you added in response to comment 11 in our prior letter. Although you state that the common stock buy-back program will not commence until after the record date for this consent solicitation, the possible effects of the buy-back on the consent solicitation have not been explained. For example, how will shares repurchased after January 17, 2007 be treated for purposes of giving or withholding of consents? Will they be considered outstanding for purposes of the majority approval needed to remove the existing Board members? How will the repurchases be effected (in open market purchases, privately negotiated transactions, etc.)? How will the repurchases be financed? Please revise to address.
Response 6
We have revised the PRRN14A to comply with your comment. Please see page 4 of the attached marked copy.
Comment 7
In new disclosure in the second to last sentence of this section, you state that on January 16, 2007, Mr. Nussdorf “sent a letter declining the Board invitation to make an acquisition proposal. To balance the disclosure about Mr. Nussdorf’s letter, revise to include his stated reasons for declining the Board’s invitation.
Response 7
We have revised the PRRN14A to comply with your comment. Please see page 4 of the attached marked copy.
Participants in the Company’s Solicitation, page 6
Comment 8
Comment 12 in our prior comment letter is reissued. Please quantify the cash and other payments each Parlux affiliate will receive if Mr. Nussdorf’s solicitation is successful. In addition, your revised disclosure does not specify that such payments will be owed in the event Mr. Nussdorf is successful.
Response 8
We have revised the PRRN14A to comply with your comment. Please see page 7 of the attached marked copy.

Professional Advisors, page 7
Comment 9
Refer to prior comment 14. We agree that the public relations firm you have engaged is not a participant under Instruction 3(b)(iii) to Item 4 of Schedule 14A. However, Item 4(b)(3) requires disclosure of specified information as to persons and entities not themselves participants but “specially engaged” by participants to solicit. Please provide the requested disclosure as to the public relations firm.
Response 9
We have revised the PRRN14A to comply with your comment. Please see page 7 of the attached marked copy.
Section 16(a) Beneficial Ownership Reporting Compliance, page 12
Comment 10
Item 405 of Regulation S-K asks you to disclose whether the enumerated Company affiliates have timely filed all reports required under Section 16(a) of the Exchange Act. Your disclosure here is not responsive because it indicates only that there are no unreported transactions, and does not state whether reports were timely filed. Please revise.
Response 10
We have revised the PRRN14A to comply with your comment. Please see page 13 of the attached marked copy.
Form of Consent Revocation
Comment 11
Rule 14a-4(b)(1) mandates that you must provide a box where shareholders can approve, disapprove or abstain with respect to the matters to be acted upon. You have not provided a means for shareholders to abstain, as required by this Rule. Please revise. In addition, revise the body of the consent revocation statement to describe the effect of an abstention.
Response 11
The company has revised the PRRN14A to comply with your comment. Please see page 5 as well as the Form of the Consent Revocation card of the attached marked copy.

* * * *
The undersigned, on behalf of Parlux, hereby acknowledges that (i) Parlux is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Parlux may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/
Jeffrey L. Kochian

cc:	Adam H. Offenhartz, Esq.
Gibson, Dunn & Crutcher LLP
Scott A. Kislin, Esq. Gibson, Dunn & Crutcher LLP